
BLACK SANDS

Manuel Godoy · 3rd

Award-winning author and CEO of Black Sands Entertainment

Brooklyn, New York, United States · Contact info

143 connections

Black Sands Entertainment

Queens College

Experience

President

Black Sands Entertainment

Apr 2015 – Present · 6 yrs 7 mos

Greater New York City Area

President of Black Sands Entertainment and author of Black Sands, the Seven Kingdoms. known as an education influencer, Manuel Godoy has been touring the East Coast for the past two years doing conventions, keynote speeches, and author visits. Endorsed by ReedPOP, Publisher's Weekly, and even Michelle Obama, Black Sands Entertainment has grown to exponential size under the leadership of Manuel Godoy.



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Black Sands

US Army

6 yrs

Administrative Assistant

Jun 2008 – 2010 · 2 yrs

Hoover, AL

- Process orders and supplies for training and deployment of both low and high level employees.
- Provide face to face reports with upper level management on a daily basis.
- Manage lower enlisted soldiers under my command. ...see more

Administrative Assistant

Jun 2004 – Jun 2008 · 4 yrs 1 mo

- Review and process airfield equipment information..
- Perform receptionist duties.
- Maintain inventory records and civilian employee files.
- Assist upper command, visitors and others requesting information or guidance. ...see more

Education

Queens College

Bachelor of Business Administration (BBA), Economics, 3.0

2012 – 2016

Activities and Societies: Kappa Sigma Fraternity

SAN diego state university